FILED BY CLASSIC BANCSHARES, INC. PURSUANT TO RULE 425 UNDER THE
                 SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14A-12
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                       SUBJECT COMPANY: CLASSIC BANCSHARES, INC.
                                                   COMMISSION FILE NO. 000-27170


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NEWS RELEASE

                                                           For Immediate Release
                                                                January 19, 2005

           City Holding Company and Classic Bancshares, Inc. Announce
                  Satisfaction of Condition in Merger Agreement

CHARLESTON, West Virginia - City Holding Company (Cross Lanes, West Virginia) (Nasdaq: CHCO) and Classic Bancshares, Inc. (Ashland, Kentucky) (Nasdaq: CLAS) announced today that a condition in their previously announced agreement relating to the merger of Classic with and into City Holding has been satisfied so that the merger consideration payable for each share of Classic common stock will be 0.9624 shares of City common stock and $11.08 in cash, subject to the other terms and conditions of the agreement. As previously announced, the merger agreement provided that Classic would sell or have repaid a $4 million performing commercial loan prior to the closing date for the merger. If the loan were sold or repaid for less than its legal balance, shareholders of Classic would have received a proportionate reduction in the $11.08 cash portion of the merger consideration. On January 19, 2005, the full legal balance of the loan was repaid to Classic, satisfying the condition in the agreement and fixing the $11.08 in cash (along with the 0.9624 shares of City common stock) that each Classic shareholder is to receive for each Classic share in the merger, subject to the other terms and conditions of the agreement.

Statements contained in this press release that are not historical facts may constitute forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended), which involve significant risks and uncertainties. The companies intend such forward-looking statements to be covered in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. The companies' ability to predict results or the actual effect of future plans or strategies is inherently uncertain and involves a number of risks and uncertainties, some of which have been set forth in the companies' most recent annual reports on Form 10-K or Form 10-KSB, which disclosures are incorporated by reference herein. The fact that there are various risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

City will be filing a Registration Statement on Form S-4 concerning the merger with the Securities and Exchange Commission ("SEC"), which will include a proxy statement/prospectus that will be mailed to Classic's shareholders. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge, when filed, at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by City will be available free of charge from the Secretary of City at 25 Gatewater Road, Cross Lanes, West Virginia 25313, telephone (304) 769-1112. Documents filed with the SEC by Classic will be available free of charge from the Secretary of Classic at 344 17th Street, P.O. Box 1527, Ashland, Kentucky, 41105, telephone (606) 326-2800. CLASSIC shareholders SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Copies of all recent proxy statements and annual reports are also available free of charge from the respective companies by contacting the company secretary. Classic and its directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. INFORMATION ABOUT THE PARTICIPANTS MAY BE OBTAINED THROUGH THE SEC'S WEBSITE FROM THE DEFINITIVE PROXY STATEMENT FILED WITH THE SEC ON JULY 22, 2004, WITH RESPECT TO CLASSIC. Additional information regarding the interests of the participants may be obtained by reading the proxy statement/prospectus regarding the merger when it becomes available.

For more information contact:
Gerald R. Francis                           David B. Barbour
Chairman, President and CEO                 President and CEO
City Holding Company                        Classic Bancshares, Inc.
(304) 769-1101                              (606) 326-2828